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[SUTHERLAND LETTERHEAD]              1275 Pennsylvania Avenue, NW  ATLANTA
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W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                               October 13, 2008

VIA ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION

Michelle Roberts, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

    Re:  First MetLife Investors Variable Annuity Account One
         Initial Registration Statement on Form N-4
         File Nos. 333-152450/811-08306

Dear Ms. Roberts:

   On behalf of First MetLife Investors Insurance Company ("FMLI") and its separate account, First MetLife Investors Variable Annuity Account One, we are providing FMLI's responses to your comments of September 19, 2008 in connection with the above-referenced initial registration statements filed on July 22, 2008. Each of the Staff's comments is set forth below, followed by FMLI's response. To the extent that a response indicates that FMLI proposes revised disclosure, the revised prospectus pages are attached.

1. GENERAL COMMENT

   COMMENT: Please disclose to the Staff whether there are any types of guarantees or support agreements with third parties to support any of the guarantees under the policy or any of its related riders. If there are not, please include a representation in the response letter indicating that there are no such agreements and the Depositor will be primarily responsible for paying out any guarantees associated with the policy.

   RESPONSE: FMLI entered into a net worth maintenance agreement with its parent company, MetLife, Inc ("MetLife"). The agreement is described in the Statement of Additional

8040979.2                                        SUTHERLAND ASBILL & BRENNAN LLP

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Michelle Roberts, Esq.
October 13, 2008
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   Information ("SAI"). The Staff has informed FMLI that it believes that
   MetLife's financial statements need to be included in its SAI. Without conceding that MetLife's financial statements are required to be included in the SAIs in FMLI's registration statements, FMLI has determined to incorporate MetLife's financial statements by reference into the SAI.

2. FEE TABLE (PGS. 10-13)

   COMMENT: (a) The Optional Rider Charges table's use of "(maximum)" needs further elaboration. Please insert a clarifying footnote. (See, for example, p 55, footnote 3.)

   RESPONSE: (a) FMLI has revised the prospectus to include the following footnote: "Certain rider charges may increase upon an Optional Step-Up or Optional Reset, but they will not exceed the maximum charges listed in this table. (See "Expenses.")."

   COMMENT: (b) Footnote 2 on page 10 contains a typographical error--"Withdawal." Please correct.

   RESPONSE: (b) FMLI revised the prospectus to correct the typographical error.

   COMMENT: (c) At the end of the Portfolio Expenses table, there is a reference to "Net Total Annual Portfolio Expenses" but there is no column in the table with that heading. Should that reference be changed to "Total Annual Portfolio Expenses"? In addition, with regard to footnotes to the Portfolio Expenses Table that reference the use of "estimated expenses" (e.g., footnote 1), the Registrant should disclose why the expenses are estimated.

   RESPONSE: (c) FMLI has revised the prospectus to change the reference from "Net Total Annual Portfolio Expenses" to "Total Annual Portfolio Expenses." In addition, certain fund expenses are estimated because the funds are new. FMLI's footnote disclosure is in the format provided by the funds and it is consistent with Form N-1A.

3. EXAMPLES (P. 14)

   COMMENT: If applicable, please confirm in your correspondence to the Staff that the figures set forth in the Example tables do not reflect the bonus credits.

   RESPONSE: FMLI confirms that the figures set forth in the Example tables do not reflect the bonus credits.

8040979.2                                        SUTHERLAND ASBILL & BRENNAN LLP

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Michelle Roberts, Esq.
October 13, 2008
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4. APPENDIX B

   COMMENT: Please add notes to the Account Values columns indicating how each value was calculated.

   RESPONSE: FMLI has revised the prospectus to add notes explaining how the values are calculated.

5. APPENDIX C AND APPENDIX D

   COMMENT: Clarify that when a Purchaser makes an excess withdrawal, the reduction in account value is calculated using the entire amount of the withdrawal and not just the amount that exceeded the Annual Increase Amount/Annual Benefit Amount (as applicable).

   RESPONSE: FMLI revised the prospectus to clarify that the reduction in account value is calculated using the entire amount of the withdrawal and not just the amount that exceeded 6% of the Annual Increase Amount (for the GMIB Plus) or the Annual Benefit Payment (for the Lifetime Withdrawal Guarantee).

6. MISCELLANEOUS

   COMMENT: (a) Please note that the Staff is reserving the right to comment on the Prospectus supplement that was filed as part of this initial registration statement as well as a similar supplement that was filed on July 17, 2008, under MetLife Investors Separate Account A (Accession
   No. 0001193125-08-152855)

   RESPONSE: (a) Based on Staff comments, FMLI and MetLife Investors USA Insurance Company have made the determination to remove the Purchase Payment Credit recapture supplement from the filings and not to include any reference to the Purchase Payment Credit recapture in the filings.

   COMMENT: (b) Any exhibits, financial statements, and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

   RESPONSE: (b) FMLI will include any exhibits, financial statements, and any other required disclosure not included in this registration statement in a pre-effective amendment to the registration statement. In addition, FMLI will provide the Tandy representations under separate cover.

8040979.2                                        SUTHERLAND ASBILL & BRENNAN LLP

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Michelle Roberts, Esq.
October 13, 2008
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   We hope that you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at (202) 383-0873.

                                          Sincerely,

                                          /s/ W. Thomas Conner

                                          W. Thomas Conner

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cc:  Michele Abate, Esq.
     John Richards, Esq.
     Lisa Flanagan, Esq.
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8040979.2                                        SUTHERLAND ASBILL & BRENNAN LLP